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Exhibit 12.1

SABRE HOLDINGS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Nine Months Ended September 30,
	2006	2005
Earnings:
Income from continuing operations before taxes	$183,730	$254,474
Minority interests in consolidated subsidiaries	(2,927)	(3,242)
(Income) loss from equity investees	(11,509)	1,992

Income from continuing operations before taxes, minority interests and earnings from equity investees	$169,294	$253,224
Add: Total fixed charges (per below)	69,039	39,787
Distributed income of equity investees	18,809	16,574

Total earnings	$257,142	$309,585

Fixed charges:
Interest expense (1)	$59,165	$31,803
Estimate of interest within rental expense (2)	9,874	7,984

Total fixed charges	$69,039	$39,787

Ratio of earnings to fixed charges	3.72	7.78

(1)
Interest expense includes amortized discounts and capitalized expenses related to indebtedness.

(2)
Fixed charges include the estimated interest component of rent expense (generally one-third of rent expense under operating leases) included in income from continuing operations.

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  Exhibit 12.1
SABRE HOLDINGS CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands)